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       UNITED STATES OF AMERICA
            Before the
SECURITIES AND EXCHANGE COMMISSION
____________________________________________

            In the Matter of

NATIONAL FUEL GAS COMPANY                            EIGHTH
NATIONAL FUEL GAS DISTRIBUTION CORPORATION           CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION                 PURSUANT TO
SENECA RESOURCES CORPORATION                         RULE 24
UTILITY CONSTRUCTORS, INC.
HIGHLAND LAND & MINERALS, INC.
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
NATIONAL FUEL RESOURCES, INC.
HORIZON ENERGY DEVELOPMENT CORPORATION

File No. 70-8297
(Public Utility Holding Company Act of 1935)
____________________________________________



         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National") and its subsidiaries, National Fuel Gas Distribution Corporation ("Distribution Corporation"), National Fuel Gas Supply Corporation ("Supply Corporation"), Seneca Resources Corporation ("Seneca"), Utility Constructors, Inc. ("UCI"), Highland Land & Minerals, Inc. ("Highland"), Leidy Hub, Inc. ("Leidy"), Data-Track Account Services, Inc. ("Data-Track"), National Fuel Resources, Inc. ("NFR"), and Horizon Energy Development Corporation ("Horizon") in Form U-1, Application-Declaration, File No. 70-8297, as amended, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission ("Commission") (HCAR No. 35-25964 dated December 29, 1993) with respect thereto. Note that, on July 1, 1994, Penn-York Energy Corporation ("Penn-York") merged with Supply Corporation, with Supply Corporation as the surviving entity (see File No. 70-8135, HCAR No. 35-25811). Because of certain FERC ratemaking considerations, Supply Corporation found it necessary to separately account for Penn-York associated borrowings until the FERC approved of Supply Corporation's tariff rates that effected the combination of the Supply Corporation and Penn-York assets.

         During the quarter ended September 30, 1995 the following borrowing transactions occurred:

         1. Sales and resales of commercial paper for the quarter are shown on the attached certificates of Merrill Lynch Money Markets, Inc. and Chase Securities, Inc.

     PAGE 2 OF 10
         2. National increased its outstanding borrowings by issuing and selling short-term notes in the following amounts to Chase Manhattan Bank, N.A., or other banks or financial institutions as listed in the Application-Declaration on the dates and at the rates indicated below. The proceeds from the sales of these notes were either used by National for its own corporate purposes or transferred by National to the System Money Pool to be utilized by National's subsidiaries. This schedule also reflects renewals at different rates.

            DATE                  AMOUNT             RATE

            7/3/95              $ 6,200,000      6.20%
            7/5/95               24,900,000       6.20
            7/6/95               22,300,000       6.18
            7/7/95                4,900,000       5.97
           7/10/95               18,500,000       5.90
           7/11/95               15,600,000       5.90
           7/12/95               13,200,000       5.82
           7/13/95               13,800,000       5.82
           7/14/95               17,000,000       5.88
           7/14/95               12,700,000       5.77
           7/17/95               12,700,000       5.83
           7/18/95               11,000,000       5.83
           7/19/95                6,400,000       5.89
           7/20/95                9,000,000       5.83
           7/21/95                7,100,000       5.83
           7/24/95                4,700,000       5.83
           7/25/95               22,200,000       5.83
           7/26/95                7,100,000       5.83
           7/27/95                7,300,000       5.83
           7/28/95                8,400,000       5.83
           7/31/95                2,400,000       5.96
           7/31/95               10,000,000       5.94
           7/31/95                5,000,000       5.94
           7/31/95                5,000,000       5.94
            8/1/95               15,500,000       5.90
            8/2/95               17,200,000       5.85
            8/3/95               10,700,000       5.00
            8/4/95                9,700,000       5.83
            8/7/95               14,100,000       5.85
            8/8/95               11,400,000       5.82
            8/9/95                7,700,000       5.82
           8/10/95               11,500,000       5.78
           8/11/95               10,500,000       5.79
           8/14/95                8,700,000       5.90
           8/15/95               17,200,000       6.03
     PAGE 3 OF 10
           8/16/95               18,400,000       6.03
           8/17/95                7,900,000       5.91
           8/18/95                7,900,000       5.82
           8/21/95               15,000,000       5.82
           8/22/95               13,400,000       5.77
           8/23/95               13,400,000       5.77
           8/25/95               10,300,000       5.79
           8/28/95               17,000,000       5.75
           8/29/95               15,100,000       5.80
           8/30/95               13,800,000       5.82
           8/31/95               23,100,000       5.82
            9/1/95               19,100,000       5.74
            9/5/95               15,900,000       5.78
            9/6/95               12,700,000       5.78
            9/7/95               10,400,000       5.83
            9/8/95                9,800,000       5.80
           9/11/95                7,700,000       5.85
           9/12/95                6,400,000       5.50
           9/13/95                5,500,000       5.90
           9/14/95               13,900,000       5.82
           9/15/95               10,000,000       5.81
           9/15/95                6,400,000       5.91
           9/18/95               12,600,000       5.89
           9/19/95                6,400,000       5.83
           9/20/95                9,200,000       5.83
           9/21/95                8,900,000       5.84
           9/22/95                4,400,000       5.76
           9/25/95               20,500,000       5.82
           9/26/95                8,400,000       5.78
           9/26/94               10,000,000       5.82
           9/27/95                7,700,000       5.99
           9/27/95               10,000,000       5.86
           9/28/95                7,500,000       6.04
           9/29/95               22,600,000       6.58

         On July 20, 1995 National executed a promissory note for a $20,000,000 money market line with the Bank of Boston. Borrowings under such facilities will be made in accordance with the Application-Declaration and the Commission's Order.

         3. Supply Corporation (non-Penn-York) transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

     PAGE 4 OF 10
             DATE                  AMOUNT            RATE

            7/24/95              $4,800,000      5.84%
            7/25/95               1,200,000       5.85
            7/28/95                 200,000       5.84
            8/25/95               4,500,000       5.82
            8/28/95               2,900,000       5.82
            8/29/95                 400,000       5.83
             9/1/95                 700,000       5.82
            9/15/95               1,500,000       5.80
            9/20/95                 200,000       5.81
            9/22/95               1,200,000       5.80
            9/25/95               1,300,000       5.80
            9/26/95               1,100,000       5.81
            9/27/95               6,500,000       5.81
            9/28/95               3,100,000       5.83

         4. Supply Corporation (non-Penn-York) borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below.

             DATE                  AMOUNT             RATE

            7/14/95              $1,200,000     5.974%
            7/17/95                 400,000      5.963
            7/18/95                 200,000      5.965
            7/19/95                 200,000      5.972
            7/21/95                 200,000      5.960
            7/24/95                 400,000      5.951
             8/9/95                 100,000      5.847
            8/10/95                 300,000      5.837
            8/11/95                 200,000      5.840
            8/14/95                 200,000      5.850
            8/15/95                 400,000      5.876
            8/16/95                 700,000      5.878
            8/18/95                 200,000      5.848
            8/21/95                 300,000      5.842
            8/22/95                 100,000      5.836
            8/23/95                 500,000      5.836
            8/24/95                 200,000      5.840

              Supply Corporation (Penn-York related) borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below.

             DATE                  AMOUNT             RATE

             7/6/95              $  100,000     6.176%
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             7/7/95                 100,000      6.115
            7/14/95                 800,000      5.974
            7/20/95               1,300,000      5.967
            7/28/95                 300,000      5.932
            8/24/95               1,400,000      5.840
            8/30/95                 100,000      5.831
            8/31/95                 100,000      5.830
            9/15/95               4,100,000      5.811
            9/22/95               1,400,000      5.791
            9/28/95                 100,000      5.805
            9/29/95                 700,000      5.903

         5. Distribution Corporation transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

             DATE                  AMOUNT             RATE

             7/7/95              $1,000,000      6.03%
            7/10/95                 700,000       5.83
            7/11/95               3,100,000       5.83
            7/12/95               2,500,000       5.80
            7/18/95                 500,000       5.83
            7/19/95               2,300,000       5.82
            7/21/95                 900,000       5.83
            7/24/95                 100,000       5.85

         6. Distribution Corporation borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

            DATE                  AMOUNT              RATE

           7/14/95              $ 1,800,000     5.974%
           7/25/95               21,300,000      5.927
           7/31/95                8,200,000      5.867
            8/1/95                  300,000      5.864
            8/2/95                1,000,000      5.857
           8/14/95                  500,000      5.850
           8/16/95                  900,000      5.878
           8/21/95                1,800,000      5.842
           8/25/95               22,600,000      5.832
           8/31/95                5,100,000      5.830
           9/15/95                9,500,000      5.811
           9/18/95                  300,000      5.812
     PAGE 6 OF 10
           9/19/95                3,400,000      5.791
           9/20/95                3,600,000      5.791
           9/22/95                  200,000      5.791
           9/25/95               15,500,000      5.796
           9/27/95                5,800,000      5.807
           9/29/95                  800,000      5.903

         7. National transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

             DATE                  AMOUNT             RATE

             7/7/95              $  400,000       6.03%
            7/14/95                 300,000        5.80
            7/17/95               3,700,000        5.80
            7/28/95                 100,000        5.84
             8/1/95                 600,000        5.86
            8/17/95               2,300,000        5.89
             9/1/95                 600,000        5.82


         8. Seneca transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

              None.

         9. Seneca borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

             DATE                  AMOUNT             RATE

             7/5/95             $   100,000     6.182%
            7/13/95                 100,000      6.029
            7/14/95                 100,000      5.974
            7/18/95                 100,000      5.965
            7/19/95                 200,000      5.972
            7/20/95                 200,000      5.967
            7/27/95                 100,000      5.933
            7/28/95               1,000,000      5.932
            7/31/95               3,500,000      5.867
     PAGE 7 OF 10
             8/1/95                 900,000      5.864
             8/7/95                 500,000      5.849
            8/11/95                 100,000      5.840
            8/14/95                 500,000      5.851
            8/15/95                 100,000      5.876
            8/16/95                 100,000      5.878
            8/17/95                 300,000      5.854
            8/18/95                 100,000      5.848
            8/25/95                 300,000      5.832
            8/28/95               5,500,000      5.822
            8/31/95               2,800,000      5.830
             9/5/95               1,300,000      5.825
            9/18/95                 500,000      5.812
            9/19/95                 100,000      5.791
            9/25/95               1,200,000      5.796
            9/26/95                 100,000      5.798
            9/29/95               3,800,000      5.903

              In accordance with the terms of the Application-Declaration (Item 5) and the Order of the Commission in this proceeding dated December 29, 1993 (HCAR
              No. 35-25964), attached as Exhibit A is a copy of Seneca's Income Statement for the Twelve Months Ended September 30, 1995 and attached as Exhibit B is a copy of Seneca's Balance Sheet at September 30, 1995.

         10. UCI transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

             DATE                  AMOUNT             RATE

            7/17/95              $1,700,000      5.80%
            8/18/95               1,700,000       5.87
            8/25/95                 200,000       5.82
            9/18/95                 600,000       5.82
            9/25/95                 200,000       5.80

         11.  UCI borrowed the following amounts from the System
              Money Pool on the dates and at the rates indicated below:

              None.


     PAGE 8 OF 10
         12. Highland transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

             DATE                  AMOUNT            RATE

             7/5/95              $  400,000      6.10%
             7/5/95                 800,000       6.10
            7/17/95                 200,000       5.80
            7/24/95               1,100,000       5.85
             8/4/95               1,000,000       5.85
            8/14/95                 300,000       5.84
            8/17/95                 200,000       5.89
            8/25/95               1,100,000       5.82
             9/5/95               1,000,000       5.83
            9/14/95                 300,000       5.81
            9/25/95                 900,000       5.80

         13. Highland borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

              None.

         14. Leidy transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

              None.


         15. Leidy borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

              None.

         16. Data-Track transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

     PAGE 9 OF 10
             DATE                  AMOUNT            RATE

             7/5/95               $400,000       6.10%
             8/4/95                400,000        5.85
             9/5/95                400,000        5.83

         17. Data-Track borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

              None.

         18. NFR transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

             DATE                  AMOUNT            RATE

             7/6/95              $  700,000      6.10%
            7/10/95               1,500,000       5.83
            7/12/95                 300,000       5.80
            7/13/95               1,300,000       5.80
            7/14/95               1,300,000       5.80
            7/17/95               1,100,000       5.80
            7/21/95                 500,000       5.83
             8/3/95                 300,000       5.82
             8/7/95                 300,000       5.85
             8/9/95                 700,000       5.85
            8/10/95                 500,000       5.82
            8/11/95               2,900,000       5.85
            8/15/95                 600,000       5.84
            8/16/95                 300,000       5.87
            8/17/95               1,100,000       5.89
            8/21/95                 500,000       5.85
            8/30/95                 100,000       5.84
            8/31/95                 300,000       5.82
             9/6/95                 500,000       5.82
             9/7/95                 200,000       5.82
            9/11/95                 600,000       5.82
            9/12/95               1,900,000       5.82
            9/13/95                 300,000       5.82
            9/18/95                 400,000       5.82
            9/18/95                 300,000       5.82
            9/21/95                 500,000       5.80

     PAGE 10 OF 10
         19.  NFR borrowed the following amounts from the System
              Money Pool on the dates and at the rates indicated below:

              None.


Dated:  November 13, 1995         NATIONAL FUEL GAS COMPANY



                                  By:/s/ Gerald T. Wehrlin
                                     Gerald T. Wehrlin
                                     Controller



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